UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2008
Commission File Number: 000-50393
BELLUS Health Inc.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

August 6, 2008
By:	/s/ Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and CFO

The Management’s Discussion and Analysis for the three and six-month periods ended June 30, 2008 submitted by the Registrant with this report on Form 6-K/A is hereby incorporated as an exhibit to, the Registrant’s registration statements on Form F-10
(SEC Reg. Nos. 333-140039 and 333-142770).

Explanatory Note
BELLUS Health Inc. (the “Registrant”) is furnishing this amendment on Form 6-K/A (the “Amendment”) to refile the Registrant’s Management’s Discussion and Analysis for the three and six-month periods ended June 30, 2008, originally furnished on
Form 6-K on August 5, 2008, to amend an outstanding share number, as set forth in the letter dated August 6, 2008, submitted herewith.

August 6, 2008	Josée Dansereau Dir 514 841 6445 jdansereau@dwpv.com File No. 203420
BY SEDAR

RE:	BELLUS Health Inc. (“BELLUS”) SEDAR project number 1300127
BELLUS is refiling the English and French versions of the Management’s Discussion and Analysis for the Three and Six-Month Periods Ended June 30, 2008.
On page 7, the number of common shares outstanding as at July 31, 2008 was amended to reflect the number of shares issued in July in relation to the acquisition of Innodia.
Davies Ward Phillips & Vineberg llp
/s/ Josée Dansereau
Paralegal, Securities
Sedar, Sedi
Enclosure

Management’s Discussion and Analysis for the Three and Six-Month
Periods Ended June 30, 2008
BELLUS Health Inc., formerly known as Neurochem Inc., (BELLUS Health or the Company) is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbols of the Company are BLUS (NASDAQ) and BLU (TSX).
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the three- and six-month periods ended June 30, 2008, compared with the three- and six-month periods ended June 30, 2007. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the periods ended June 30, 2008, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2007, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. This MD&A was prepared by Management with information available as at August 4, 2008.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
Results of operations
For the three-month period ended June 30, 2008, the net loss amounted to $12,706,000 ($0.26 per share), compared to $30,484,000 ($0.75 per share) for the corresponding period the previous year. For the six-month period ended June 30, 2008, the net loss amounted to $25,608,000 ($0.52 per share), compared to $51,500,000 ($1.30 per share) for the same period last year. The net loss for the periods ended June 30, 2007 included a non-cash accretion expense under Canadian GAAP of $10,430,000 relating to the $40 million 5% senior subordinated convertible notes issued in May 2007.
Revenue from collaboration agreement amounted to nil for the current quarter ($205,000 for the six-month period), compared to $312,000 for the same period the previous year ($685,000 for the six-month period). This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of

Amyloid A (AA) amyloidosis. During the first quarter of 2008, the Company announced its decision to continue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the US Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The trial is expected to begin in the fourth quarter of 2008, with approximately 190 patients to be followed for a period of 24 months. As part of the decision, the Company withdrew its marketing applications for eprodisate (KIACTA™) in the US, the European Union and Switzerland. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. During the current quarter, the refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 was refunded to Centocor.
Reimbursable costs revenue amounted to $47,000 for the current quarter ($69,000 for the six-month period), compared to $131,000 for the same period the previous year ($259,000 for the six-month period), and consisted of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earned no margin on these reimbursable costs. As the Company regained full ownership of this program from Centocor, these costs will no longer be reimbursable from Centocor in the future.
Research and development expenses, before research tax credits and grants, amounted to $7,123,000 for the current quarter ($15,903,000 for the six-month period), compared to $14,741,000 for the same period the previous year ($31,569,000 for the six-month period). The decrease in the current periods compared to the same periods the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease (AD), following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. Leveraging the many years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for the treatment of AD, BELLUS Health is in the process of prioritizing and accelerating the development of a prodrug of tramiprosate (ALZHEMED™), a new chemical entity (NCE), for the treatment of AD. A prodrug is a pharmaceutical substance which is administered in an inactive form and, once absorbed into the body, is metabolized in vivo into its active form (in this case, tramiprosate).
The Company is also developing NC-503 (eprodisate) for the treatment of Type II diabetes and certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada and patient randomization commenced during the current quarter. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are anticipated in late 2008 or early 2009. Results from animal studies using a rat model of diabetes and metabolic syndrome have shown that NC-503 decreases the glycemic levels in obese diabetic Zucker rats, when compared to the control group, preserves 40% more pancreatic islet cells secreting insulin than in the control group, and protects kidney function.
The launch activities of VIVIMINDTM are in progress and the Company anticipates that the product will be launched in the third quarter of 2008. VIVIMINDTM is a patented, science-based natural health product shown to protect memory function and is based on the naturally occurring ingredient, homotaurine, found in certain seaweed. It is the direct result of over 15 years of significant scientific research, including clinical testing in over 2,000 individuals. Post-hoc analysis of the North American Phase III clinical trial of homotaurine (VIVIMINDTM) involving 1,052 AD patients showed a positive impact on cognitive function and anatomically it helped to reduce the volume loss of an important area of the brain responsible for memory. VIVIMINDTM will be commercialized by OVOS Natural Health Inc., a wholly owned subsidiary of BELLUS Health, created to launch evidence-based branded natural health products and to become a global industry leader in natural health products. Overall, BELLUS Health’s strategy aims to provide revenue generation in the short- to medium-term through sale of natural health products and mid- to long-term development of a pipeline in pharmaceuticals.
Research tax credits and grants amounted to $467,000 this quarter ($864,000 for the six-month period), compared to $494,000 for the corresponding period the previous year ($1,000,000 for the six-month period). Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current periods which are eligible for refundable tax credits.
General and administrative expenses totaled $4,247,000 for the current quarter ($7,561,000 for the six-month period), compared to $3,165,000 for the same quarter the previous year ($6,625,000 for the six-month period). The increase is attributable to expenses incurred in relation to VIVIMINDTM pre-launch activities.
Reimbursable costs amounted to $47,000 for the current quarter ($69,000 for the six-month period), compared to $131,000 for the same period the previous year ($259,000 for the six-month period), and consisted of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor. As the Company regained full ownership of this program from Centocor, these costs will no longer be reimbursable from Centocor in the future.
Stock-based compensation amounted to $824,000 for the current quarter ($1,859,000 for the six-month period), compared to $933,000 for the corresponding quarter the previous year ($1,856,000 for the six-month period). This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The decrease in the current quarter is mainly due to lower fair value of new stock options granted during the current periods.
Interest income amounted to $213,000 for the current quarter ($711,000 for the six-month period), compared to $951,000 for the same quarter the previous year ($1,564,000 for the six-month period). The decrease is mainly attributable to lower average cash balances and lower interest rates during the current periods, compared to the same periods in the previous year.
Accretion expense amounted to $1,225,000 for the current quarter ($2,432,000 for the six-month period), compared to $12,115,000 for the same quarter the previous year ($13,116,000 for the six-month period). Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (2006 Notes), as well as on the $40,000,000 6% senior convertible notes (Senior Notes) and $40,000,000 5% senior subordinated convertible notes (Junior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months, 54 months and 1 month, respectively. The decrease is mainly due to accretion expenses of $10,430,000 recorded during the second quarter of 2007 on the Junior Notes, which were fully converted during that quarter. As of June 30, 2008, $42,085,000 of the 2006 Notes remains outstanding as well as $4,500,000 of the Senior Notes.. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $58,000 for the current quarter (gain of $100,000 for the six-month period) compared to a loss of $1,870,000 for the same quarter the previous year (loss of $1,870,000 for the six-month period) and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the $80,000,000 aggregate principal amount of Senior and Junior Notes issued in May 2007.
Write-down of third party asset-backed commercial paper amounted to nil for the current quarter ($375,000 for the six-month period) and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $106,000 for the current quarter (gain of $860,000 for the six-month period), compared to a gain of $511,000 for the same quarter the previous year (gain of $619,000 for the six-month period). Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gains for the current six-month period include $924,000 of gain recognized on the reclassification, during the first quarter of 2008, from deferred revenue (non-monetary liability) to accrued liability (monetary liability) of the refundable amount ($6,000,000) due to Centocor, following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™).
Other income amounted to $256,000 for the current quarter ($534,000 for the six-month period), compared to $475,000 for the same quarter the previous year ($717,000 for the six-month period). Other income consists of non-operating revenue, primarily sub-lease revenue.
Related-party transactions
(In thousands of US dollars)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2008	2007	2008	2007
Management services expense	$625	$568	$1,252	$1,101
Sub-lease revenue	$223	$183	$460	$388
Please refer to note 8 of the unaudited Consolidated Financial Statements for the six-month period ended June 30, 2008, for details.

Quarterly results (unaudited)
(In thousands of US dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$
Year ended December 31, 2008
Second	47	(12,706)	(0.26)
First	227	(12,902)	(0.26)
Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)
Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Third	694	(16,509)	(0.43)
Compared to the corresponding quarter the previous year, the decrease in quarterly losses is primarily due to a reduction in research and development expenses. The decrease in the 2008 second quarter net loss is also due to lower accretion expense on the convertible notes. The decrease in the 2007 fourth quarter net loss is also due to a reduction in administrative expenses, offset by lower revenues, higher accretion expense on the convertible notes and a write-down of third party asset-backed commercial paper.
Liquidity and capital resources
As at June 30, 2008, the Company had available cash, cash equivalents and marketable securities of $29,118,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities. The Company also has short term bank indebtedness of $5,975,000 relating to the refund to Centocor. As previously discussed, during the second quarter of 2008, the Company refunded the refundable portion of the upfront payment received from Centocor in 2005. Since this obligation was secured by Asset-Backed Commercial Paper (ABCP), the market for which is currently being restructured as discussed later in this section, the Company entered into a credit facility, with the chartered bank that sold the Company the ABCP, in order to finance the repayment. Under the terms of the facility, bank indebtedness cannot exceed $6,000,000 and is secured by ABCP having a principal value of $6,000,000. Bank indebtedness bears interest at the bank’s prime rate minus 1%. This bank indebtedness is expected to be refinanced by long term bank facilities upon the successful restructuring of the ABCP discussed below.
On November 9, 2006, the Company issued $42,085,000 aggregate principal amount of 6% convertible senior notes (the 2006 Notes) due in 2026. The 2006 Notes are convertible into common shares based on an initial conversion rate of 50.7181 shares per $1,000 principal amount of 2006 Notes ($19.72 per share). The 2006 Notes are convertible, at the option of the holder under certain conditions. On October 15, 2009, the conversion rate of the 2006 Notes will be adjusted to an amount equal to a fraction whose numerator is $1,000 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009. On or after November 15, 2011, the Company may redeem the 2006 Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the 2006 Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, the 2006 Note holders may require the Company to purchase all or a portion of their 2006 Notes at a purchase price in cash equal to 100% of the principal amount of the 2006 Notes to be purchased, plus any accrued and unpaid interest. The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof. As at June 30, 2008, the totality of the 2006 Notes remains outstanding. For additional information, refer to the Annual report and Annual Information Form for the year ended December 31, 2007, as well as other publicly filed documents.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Net proceeds from the offering were $74,279,000 and, as of June 30, 2008, $4,720,000 had yet to be spent. As at June 30, 2008, the use of proceeds has conformed, in all material respects, with the expectations set forth in the prospectus filed publicly.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher and 7.0% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000,000 under the ELOC. As at June 30, 2008, the Company has not drawn any funds under the ELOC. As at June 30, 2008, $4,100,000 of funds were potentially eligible for drawdown.
As at June 30, 2008, the Company held $6,638,000 in principal value of third party ABCP. These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and should result in the conversion of the ABCP into longer term financial instruments. The ratification of the restructuring plan by the Ontario Superior Court of Justice is currently under appeal. As at June 30, 2008, the Company estimated the fair value of these ABCP at approximately $5,060,000. An amount of $4,491,000 is shown in Investment in ABCP and is no longer presented as restricted cash since it has ceased to be pledged to a bank as collateral for the letter of credit issued in favour of Centocor. The difference of $569,000, relating to the amount pledged under lease agreements, is presented as part of Restricted Cash. In connection with its fair value estimations, the Company recorded a write-down of $1,184,000 for the year ended December 31, 2007 and an additional write-down of $375,000 during the quarter ended March 31, 2008 to recognize impairment losses related to these investments. During the current quarter, there were no material changes in factors and assumptions which affected the fair value estimation and no additional write-down was recorded. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets.
As at June 30, 2008, the Company’s workforce comprised 133 employees compared to 184 employees as at June 30, 2007. During the current period, the Company reduced its research activities and associated workforce to focus on its key projects.
As at July 31, 2008, the Company had 50,033,892 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 4,783,312 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 60,172,320 common shares, on a fully diluted basis.
To date, the Company has financed its operations primarily through public offerings of common shares, private placements, issuance of convertible notes, as well as a sale leaseback transaction, research tax credits, collaboration and research contracts, interest and other income. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval by regulatory authorities of products developed by the Company, the ability of the Company to successfully market, sell and distribute products, including its natural health products, and the ability of the Company to obtain the necessary financing to complete its projects.
The Company has incurred significant operating losses and negative cash outflows from operations since inception and has an accumulated deficit of $343,862,000. As at June 30, 2008, the Company’s committed cash obligations and expected level of expenses for the upcoming twelve months exceed the committed sources of funds and the Company’s cash and cash equivalents on hand. The Company is actively considering various alternatives with potential investors and other parties to secure additional financing. No agreements with potential investors have been reached yet and there can be no assurance that such agreements will be reached. The ability of the Company to continue as a going concern is dependent upon raising additional financing through borrowings, share issuances, receiving funds through collaborative research contracts or product licensing agreements, and ultimately, from obtaining regulatory approval in various jurisdictions, to market and sell its product candidates and achieving future profitable operations. The outcome of these matters is dependent on a number of items outside of the Company’s control. As a result, there is significant uncertainty as to whether the Company will have the ability to continue as a going concern beyond the first quarter of 2009.
The consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. These financial statements do not include any adjustments to the amounts and classification for assets and liabilities that may be necessary should the Company not be successful in its effort to obtain additional financing, to receive significant funds on signing collaborative research contracts or by outlicensing its products or making significant product sales.
Subsequent event
On July 17, 2008, the Company acquired 100% of the remainder of the outstanding capital stock of Innodia Inc. (Innodia), a private company engaged in developing compounds for the treatment of diabetes, obesity and related metabolic conditions and diseases. Prior to the acquisition, the Company indirectly held 23% of Innodia’s capital stock. The Company acquired all of the business of Innodia including the intellectual property assets related to its diabetes and obesity projects. The Company now holds the exclusive rights to BELLUS Health’s diabetes platform and all related compounds. The purchase price, in the amount of approximately CDN$1,300,000 was settled by the issuance from treasury of 1,185,797 common shares. Additional consideration consisting of either treasury shares or, at the option of the Company, cash is conditionally payable on the first anniversary of the closing of the transaction, based upon the determination of the value of certain assets at that time.

Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Any exchange differences resulting from the translation were included in accumulated other comprehensive income presented in shareholders’ equity. Financial statements presented after June 30, 2007, are measured and presented in US dollars.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or natural health products industries, changes in the regulatory environment in the jurisdictions in which the BELLUS Health Group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of BELLUS Health Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BELLUS Health Inc. (the issuer) for the interim period ending June 30, 2008;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 6, 2008

(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of BELLUS Health Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BELLUS Health Inc. (the issuer) for the interim period ending June 30, 2008;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 6, 2008

(signed) Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and Chief Financial Officer